## Contact

www.linkedin.com/in/andrea-pemberton-318b1593 (LinkedIn)

## Top Skills

Startup Development
Artist Management
Curating

## Languages

French

# Andrea Pemberton

Sustainable Business Strategy @ HBS Board of Trustees @ Parrish Art Museum Art Investment Advisor
New York City Metropolitan Area

## Summary

Arts professional with thirteen years of experience building international private and corporate art collections, producing artist projects and curating site specific installations. Following work in artist studios, I began my career in sales and artist management at Gagosian Gallery in New York and Los Angeles prior to three years building the digital platform for emerging artists, Tappan Collective.

## Experience

### Harvard Business School
Sustainable Business Strategy
January 2024 - Present (7 months)

### Parrish Art Museum
Member Board of Trustees
September 2023 - Present (11 months)

### NOYACK
Member Board of Directors
January 2023 - Present (1 year 7 months)
New York City Metropolitan Area

### Self-employed
Art Consultant and Investment Advisor
September 2019 - Present (4 years 11 months)
New York, New York, United States

### Hammer Museum
Young Patrons, Founding Member
October 2018 - February 2022 (3 years 5 months)
Los Angeles, California, United States

### Tappan

4 years

Roster Development
2019 - 2021 (2 years)
New York City Metropolitan Area

Director
May 2017 - September 2019 (2 years 5 months)
Los Angeles, California, United States

### Gagosian Gallery
7 years

Sales, Artist Management, Special Projects
2012 - March 2016 (4 years)
Greater Los Angeles Area

Executive Assistant to Larry Gagosian
2011 - 2012 (1 year)

Gallery Assistant
2010 - 2011 (1 year)

Intern
2009 - 2010 (1 year)

## Education

### Harvard Business School
Certificate, Business and Climate Change · (March 2024 - April 2024)

### Harvard Business School
Certificate, Sustainable Business Strategy · (February 2024 - March 2024)

### Duke University
Bachelor's Degree, Philosophy · (September 2003 - May 2007)

### Deerfield Academy
High School Diploma, AP English and Art History · (2000 - 2003)

### Parsons School of Design Paris
Design and Applied Arts Summer School · (1999)